EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE January 25, 2011
ITEM 3.	NEWS RELEASE Issued January 25, 2011 and distributed through the facilities of CCN Matthews (Canadian Timely Disclosure).
ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that an updated, independent mineral resource model for Seabridge Gold’s 100% owned Courageous Lake project in Canada’s Northwest Territories has (i) significantly increased the measured and indicated gold resources (ii) improved the average grade of the resource and (iii) increased the size of the deposit. An updated resource model, prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho will be incorporated, into a new Preliminary Assessment (“PA”) scheduled for completion in April 2011.

The new NI 43-101 compliant resource estimate prepared by RMI is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
12,584	2.52	1,020	77,582	2.31	5,762

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
90,166	2.34	6,782	63,053	2.24	4,541

The new model “incorporates data from 49 diamond core holes drilled in 2010 totaling about 22,000 meters. The focus of the 2010 drilling program was to upgrade inferred resources to higher categories. Using the same cut-off grade as the 2007 resource model, measured and indicated gold resources have increased by 60% while the average grade of these categories improved by 5%. Nearly all of that gain came from upgrading previously defined inferred resources to measured or indicated categories. In addition, the 2010 drilling found new inferred resources and increased the average grade of the inferred by 13% from the 2007 estimate. The new resource model and a substantially higher gold price should significantly enhance project economics in the April 2011 PA. The 2008 PA was based on $690 gold. In the current environment, we believe that Courageous Lake could be a highly robust gold project.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 26th day of January, 2011.

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA For Immediate Release
NYSE Amex: SA January 25, 2011

Seabridge Improves Size, Grade and Quality of Courageous Lake Gold Resource

Toronto, Canada…An updated, independent mineral resource model for Seabridge Gold’s 100% owned Courageous Lake project in Canada’s Northwest Territories has (i) significantly increased the measured and indicated gold resources (ii) improved the average grade of the resource and (iii) increased the size of the deposit. The next step is to incorporate the updated resource model, prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho, into a new Preliminary Assessment (“PA”) scheduled for completion in April 2011.

The new NI 43-101 compliant resource estimate prepared by RMI is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
12,584	2.52	1,020	77,582	2.31	5,762

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
90,166	2.34	6,782	63,053	2.24	4,541

Seabridge Gold President and CEO Rudi Fronk said the new model “incorporates data from 49 diamond core holes drilled in 2010 totaling about 22,000 meters. The focus of the 2010 drilling program was to upgrade inferred resources to higher categories. Using the same cut-off grade as the 2007 resource model, measured and indicated gold resources have increased by 60% while the average grade of these categories improved by 5%. Nearly all of that gain came from upgrading previously defined inferred resources to measured or indicated categories. In addition, the 2010 drilling found new inferred resources and increased the average grade of the inferred by 13% from the 2007 estimate. The new resource model and a substantially higher gold price should significantly enhance project economics in the April 2011 PA. The 2008 PA was based on $690 gold. In the current environment, we believe that Courageous Lake could be a highly robust gold project.”

For a detailed summary of the 2007 resource model see http://www.seabridgegold.net/NFeb28-07.pdf and for the 2008 PA see http://www.seabridgegold.net/NMar10-08.pdf.

The new resource model constructed for the Courageous Lake deposit now incorporates data from a total of 560 holes drilled by Seabridge, Noranda and Placer Dome totaling 150,584 meters. Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks, just below a transition zone to volcanoclastic and sedimentary rocks.

Similar to the 2007 estimate (also completed by RMI), block model gold grades for this latest Courageous Lake  model were estimated using a multiple pass inverse distance weighting interpolation procedure. The 2010 drilling program was highly successful with the new drill hole assay data showing that (i) the 2007 model was a reasonable predictor of "ore and waste" and that (ii) a back analysis of comparing the 2010 drill hole intersections against the 2007 block model demonstrates a net gain of contained gold. In addition to using mineral zone wireframes to constrain the estimate of block grades, a dynamic anisotropic search strategy was used  to select eligible composites. The search ellipse was allowed to dynamically conform to the hanging and footwall contacts of the key mineral zones, providing for a more geologically consistent and realistic distribution of in situ block gold grades. Individual assay grades were capped for each zone prior to compositing the assay data and interpolating block grades. The estimated block grades were classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill holes used to estimate the block grades. For the principal mineral zones (3-5) Measured Resources were defined for blocks estimated by one or more drill holes within 7.5 meters of the block. For those same principal mineral zones, Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 30 meters of the block. Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 65 meters. It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

The following table provides global resource estimates from the new model at various gold cutoff grades:

Comparison of Courageous Lake Resources at Various Cutoff Grades

Cutoff Grade (g/T)	Measured			Indicated			Inferred
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/t)	Ounces (000)

0.40	16,448	2.07	1,095	103,358	1.89	6,281	92,242	1.72	5,101
0.50	15,354	2.19	1.081	96,554	1.99	6,178	83,771	1.85	4,983
0.60	14,416	2.29	1,061	90,403	2.09	6,075	76,276	1.98	4,856
0.70	13,605	2.39	1,045	84,547	2.19	5,953	70,214	2.09	4,718
0.80	12,825	2.49	1,027	79,182	2.28	5,804	64,822	2.20	4,585
0.83	12,584	2.52	1,020	77,582	2.31	5,762	63,053	2.24	4,541
0.90	12,017	2.60	1,005	73,996	2.38	5,662	59,521	2.32	4,440
1.00	11,308	2.71	985	69,156	2.48	5,514	54,525	2.45	4,295

The cutoff grade for resource tabulation was set at 0.83 grams per tonne, consistent with cut-off grade used for previous Courageous Lake resource estimates. In all likelihood, the cut-off grade that will be employed in the 2011 PA will be lower than 0.83 grams per tonne due to higher gold prices.

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release. The independent technical report detailing the new Courageous Lake resource model will be filed on SEDAR at www.sedar.com.

Exploration activities by Seabridge Gold at the Courageous Lake gold project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. A rigorous quality control/quality assurance protocol was employed during the 2010 Courageous Lake drill program including blank and certified reference standards inserted by the Company in every batch of assays. Repeats and re-splits of the sample rejects were analyzed at a rate of not less than one sample in every 25 for each type.  Samples were assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.  Cross-check analyses were conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document but many of them relate to estimates and projections prepared in 2007 and 2008. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2009 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                                                                                                                                                ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net